Xuhang Holdings Limited

February 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Guigliano

Doug Jones

Taylor Beech

Lilyanna Peyser

Re:	Xuhang Holdings Limited

Amendment No.1 to Draft Registration Statement on Form F-1

Submitted December 23, 2022

CIK No. 0001946025

Dear Sir and Madam:

This letter is in response to the letter dated January 24, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amended Draft Registration Statement No. 2.

Cover Page

1. Please include the legend required by Item 501(b)(10) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Amended Draft Registration Statement No. 2 to include the legend required by Item 501(b)(10) of Regulation S-K.

Prospectus Summary

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 14

2. We note your revised disclosure in response to comment 10 that some of your PRC subsidiaries have obtained Food Business Licenses and Import and Export Commodity Consignee and Consigner Customs Declaration Registration Certificates, but that “these permits have no significant impacts on [y]our PRC subsidiaries’ financial condition or operating results.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure, and also clarify whether the Food Business Licenses and Import and Export Commodity Consignee and Consigner Customs Declaration Registration Certificates are required by PRC authorities for your PRC subsidiaries’ operations.

In response to the Staff’s comments, we revised our disclosure on page 15 of the Amended Draft Registration Statement No. 2 to explain the reasons why some of our PRC subsidiaries applied for such permits and clarify that such permits are not required by PRC authorities for our PRC subsidiaries’ current operations.

3. You state that you and your Hong Kong subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to offer the securities being registered. Please revise to state, if true, that you and your Hong Kong subsidiaries also are not required to obtain any permission or approval from Hong Kong authorities to operate your business, as you do on page 15 with respect to you, your PRC subsidiaries and the PRC authorities.

In response to the Staff’s comments, we revised our disclosure on page 16 of the Amended Draft Registration Statement No. 2 to confirm that neither we nor our Hong Kong subsidiaries are required to obtain any permission or approval from Hong Kong authorities to operate our business, except for the valid business registration certificates that we have obtained.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences, page 16

4. Please revise your disclosure here to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. Ensure your disclosure on the prospectus cover includes a cross reference to this section, as well as to the Summary Risk Factors section.

In response to the Staff’s comments, we revised our disclosure on page 17 of the Amended Draft Registration Statement No. 2 to disclose that (i) to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of our Company or our subsidiaries to transfer cash or assets, and that (ii) there is no assurance the PRC government will not intervene in or impose restrictions on the ability of our Company or our subsidiaries to transfer cash or assets. In addition, we revised our disclosure on the cover page to include a cross reference to this section and to the Summary Risk Factors section.

Risk Factors

Risks Relating to Doing Business in the PRC

Our PRC subsidiaries have not made adequate social insurance and housing fund contributions..., page 29

5. We note your response to comment 9. Please expand your disclosure to include an estimate of the possible amount or range of amounts of the social insurance and housing fund contributions and fines that might be assessed. If you are unable or it is impractical to determine the estimate, please disclose this fact. Refer to ASC 450-20.

In response to the Staff’s comments, we revised our disclosure on page 31 of the Amended Draft Registration Statement No. 2 to include an estimate of the possible amount or range of amounts of the social insurance and housing fund contributions and fines that might be assessed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 85

6. We note the revised discussion in response to comment 17. However, it appears the discussion focuses on how the amount of cash provided/used for operating activities was derived for each period rather than a period to period comparative analysis of material changes in these amounts. For example, the analysis should cite and quantify the material factors (and associated underlying reasons) contributing to the 279% increase in cash provided by operating activities between fiscal 2021 and fiscal 2020 and 91% decrease in cash used by operating activities between the nine months ended 2022 and 2021. Additionally, discuss the operational reasons for the negative operating cash flows for the nine months ended fiscal 2022 and explain how you intend to meet your cash requirements and maintain operations. Refer to instruction 1 to “Instructions to Item 5” in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if negative operating cash flows are expected to continue as a known trend pursuant to Item 5.D of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 86 to 87 of the Amended Draft Registration Statement No. 2 to (i) include a period-to-period comparative analysis of material changes in cash provided/used for operating activities, (ii) discuss the operational reasons for the negative operating cash flows for the nine months ended fiscal 2022, (iii) explain for how we intend to meet our cash requirements and maintain operations, and (iv) discuss if negative operating cash flows are expected to continue as a known trend.

Business, page 102

7. We note your revised disclosure in response to comment 18 and reissue our comment in part. With respect to your S2P business, describe the material terms of any agreements with large Internet providers, and if you do not have any arrangements, so state.

We respectfully advise the Staff that we have described the material terms of agreements with large Internet media platforms with respect to our S2P business on page 115 of the Amended Draft Registration Statement No. 2.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

8. We note your response to comment 25 and did not locate the revised disclosure on page F-6 indicated in the response. In accordance with your response, please modify the title of the line “interest expense” to indicate this is non-cash interest related to your convertible promissory notes.

In response to the Staff’s comments, we revised our disclosure on pages F-6 and F-38 of the Amended Draft Registration Statement No. 2 to clarify that the “interest expense” is a non-cash interest expense related to our convertible promissory notes.

9. We note your response to comment 26. It remains unclear how the amounts in the cash flow statement relate to the balance sheet amounts. The net change in amounts due from/to related parties between December 31, 2021 and 2020 as presented on the balance sheet is RMB17.8 million. However, the sum of the amounts for fiscal 2021 of due from related parties in operating activities of RMB9,232,(000) amount due to related parties in operating activities of RMB4,(000) and (repayment)/proceeds to related parties in financing activities of RMB38,990,(000) is RMB48,226,(000). For the nine months ended September 30, 2022, the sum of the changes in the balance sheet equal the sum of the amounts in the cash flow statement, but we are unable to correlate the changes in the balance sheet to the presentation in the cash flow statement. Please provide us a summary of the changes in “amounts due from related parties” and “amounts due to related parties” between the respective balance sheet dates that reconciles the amounts presented in the statement of cash flows for the corresponding periods and the amounts presented elsewhere in your financial statements (i.e., a summarized roll forward of the balance sheet balances from December 31, 2020 to December 31, 2021, and December 31, 2021 to September 30, 2022, that includes the amounts in your statements of cash flows (as well as amounts, if any, recognized in your income statements and/or statements of equity).

In response to the Staff’s comments, we respectively advise the staff that we separated the changes in “amounts due from related parties” and “amounts due to related parties” to operating activities, investing activities, financing activities according to the nature disclosed on pages 157 to 160 of the Amended Draft Registration Statement No. 2. We recognized in operating activities changes related to business operation, staff petty cash, rental deposits, and staff reimbursement payables. We recognized changes related to equity acquisition consideration in investing activities, and changes related to loans in financing activities. For more details, please refer to a summary of the changes in “amounts due from related parties” and “amounts due to related parties” attached hereto as Appendix 1.

Revenue recognition, page F-14

10. We note your response to comment 28 does not address the comment and we therefore reissue our comment. On page 125 you disclose “Our PRC subsidiaries charge their advertisers for digital advertising services based on several pricing models, primarily including: CPA (cost per action)… CPM (cost per mile)… and CPC (cost per click)”. On pages F-14 and F-44 you disclose your policy for recognizing revenue under the CPA model. Please expand your disclosure on pages F-14 and F-44 to include your policies for recognizing revenue under the CPC and CPM models.

In response to the Staff’s comments, we revised our disclosure on pages F-14 and F-45 of the Amended Draft Registration Statement No. 2 to disclose our accounting policy for recognizing revenue under CPC and CPM models.

Cost of revenue, page F-15

11. In your response to comment 29 you stated you have revised your disclosure on page F-15. We did not note such changes to your disclosure. Please expand your disclosure consistent with your response. Also expand your disclosure to address how costs of revenues are recognized consistent with your response.

In response to the Staff’s comments, we expanded our disclosure on pages F-14 and F-45 of the Amended Draft Registration Statement No. 2 to explain when we recognize the cost of digital advertising services revenue and the basis for our accounting policy. We also revised our disclosure on page F-16 of the Amended Draft Registration Statement No. 2 to disclose our accounting policy for cost of revenues.

New media integrated content marketing services, page F-15

12. In your response to comment 30 you state that a new media integrated content marketing campaign’s implementation typically occurs at the signing of your contract. Please tell us whether the entire campaign’s revenue is recognized at the signing of the contract, or over the duration of the contract. In this regard, we note on pages 110 to 122 concerning “new media integrated content marketing service” references to services such as “help marketers operate,” “monitoring and evaluating the result and effectiveness of the marketing campaigns” and “assisting those cultural institutions in operating their e-commerce stores” that appear to continue after implementation of the campaign. To assist us in evaluating your response, please explain to us the lifecycle of your new media integrated content marketing services (e.g., what activities does your company perform and when do these activities occur in the lifecycle of a campaign or contract) and how you account for revenues and costs at each stage in the lifecycle of the campaign or contract. Please also tell us the average duration of the campaigns and contracts.

In response to the Staff’s comments, we revised our disclosure on pages F-15, F-45, and F-46 of the Amended Draft Registration Statement No. 2 to (i) disclose the lifecycle of our new media integrated content marking services; (ii) how we account for revenue and costs; and (iii) the average duration of the campaigns and contracts. We also revised our disclosure on page F-16 of the Amended Draft Registration Statement No. 2 to disclose that the majority of costs related to new media integrated content marketing services are costs of new media integrated content marketing services procured from suppliers and staff costs, which are both recognized as incurred.

13. In connection with the above comment, please tell us how your revenue recognition policy in the notes to the financial statements fully and sufficiently correlates to all of the various revenue and associated costs aspects discussed on pages 109 to 126 (the “referenced pages”) in regard to your “Business Model.” Some, but not all, examples are: (1) revenue recognition policy states you recognize revenue on a gross basis or otherwise as commissions, but it is not clear from information in the referenced pages what these pertain to and how each is determined; (2) referenced pages state you receive performance-based service fees or commissions, but the revenue recognition policy does not say how you distinguish which type is appropriate; (3) referenced pages refer to service fees based on a pre-determined percentage of the “Effective GMV” and “are entitled to receive a portion of the sales revenue as commissions” but it is not clear how these are addressed in the revenue recognition policy; (4) referenced pages state you are “entitled to all the online traffic service fees and advertising fees, if applicable” but does not appear advertising fees are mentioned in the revenue recognition policy nor is it clear how online traffic fees are encompassed in the revenue recognition policy; (5) it is not clear how the revenue recognition policy addresses self-operated accounts that are managed, operated, promoted, and developed by you as MCN institutions where you enjoy the income or benefits derived as the account owners except that income received by you is calculated according to the agreed proportion and distributed to the account owners as remuneration; (6) referenced pages refer to fixed amount of services fees that vary according to the scope of service but it is not clear how this is addressed in the revenue recognition policy; and (7) how revenue associated with self-operated accounts and cooperative accounts are represented in the revenue recognition policy and on what basis (gross or net, performance or fixed, point in time or over time, etc...).

We respectfully advise the Staff that, for our new media integrated content marketing services, we offer a service package comprising a variety of integrated marketing solutions, including marketing strategy and creativity consulting, writing advertorials, shooting and producing promotional videos/short videos, managing and operating our customers’ social media accounts or online stores, planning and implementing live e-commerce events, and organizing offline marketing events or public relations activities. Customers may select one or more types of services based on their respective marketing targets, demand, budgets, and other factors. Revenue derived from the provision of new media integrated content marketing services is recognized at the point in time when the new media integrated content marketing campaigns are implemented and accepted by our customers (all the new media marketing services included in a service package have been delivered), according to the terms of the contracts, and the satisfaction of the performance obligation is measured based on the implementation of new media integrated content marketing services. We revised our disclosure on pages 111 and 119 of the Amended Draft Registration Statement No. 2 to explain the nature of our new media integrated content marketing services. We also revised our disclosure on pages F-15 and F-46 of the Amended Draft Registration Statement No. 2 to disclose our accounting policy for our new media integrated content marketing services.

14. Please tell us whether the following obtained from information contained in the “referenced pages” noted above are included in determining your cost of revenue: (1) payment of a certain amount of fees in advance to establish cooperative partnerships in order to obtain the corresponding rights and interests in cooperative accounts; (2) operating we-media accounts; (3) helping marketers operate; (4) operating streaming bases and live streaming account maintenance; (5) assisting cultural institutions in operating their e-commerce stores selling IP-related digital collections; and (6) costs associated with operating platforms and streaming services. In regard to item (1), please tell us your consideration of whether these amounts paid should be recorded as a reduction of revenue.

In response to the Staff’s comments, we respectfully advise the Staff that the amounts paid related to above items are all included in determining our cost of revenue. The payment related to item (1) should not be recorded as a reduction of revenue. We paid cooperative account providers so that we could advertise our customers’ products/services on those accounts to generate revenue. The cooperative account providers are our suppliers, not our customers. Our revenue generated from these accounts is not relevant to cooperative account providers. Such revenue is included in our new media marketing service product package. The delivery and transaction price of new media integrated content marketing services are determined by us. As such, the item (1) payment should not be recognized as a reduction of revenue; rather, it is recognized as costs of new media integrated content marketing services procured from suppliers. For items (2) to (6), the majority cost of these items is our staff costs. We recognize the staff costs in cost of sales as it is incurred.

General

15. Please revise to include executive compensation disclosure for the most recently completed fiscal year, and update the Item 7.B disclosure to a recent date.

In response to the Staff’s comments, we revised our disclosure on page 150 of the Amended Draft Registration Statement No. 2 to include executive compensation disclosure for the most recently completed fiscal year, and revised our disclosure on pages 155 to 161 to update the Item 7.B disclosure (related party transactions) to a recent date.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

Appendix 1- Summary of the changes in “amounts due from related parties” and “amounts due to related parties” between the respective balance sheet dates that reconciles the amounts presented in the statement of cash flows for the corresponding periods and the amounts presented elsewhere in financial statements.

								Changes of related parties’ balance
Related party name	Nature	Account	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021	As of September 30, 2021	As of September 30, 2022	For the year ended December 31, 2020	For the year ended December 31, 2021	For the nine months ended September 30, 2021	For the nine months ended September 30, 2022
Shanghai Er’shang Culture Communication Co., LTD.	Business operation	Amount due from related parties	1,352	3,049	351	6,674	814	(1,697)	2,698	(3,625)	(463)
Zhejiang Weilai Advertising Co. LTD.	Business operation	Amount due from related parties	7,356	9,251	119	2,786	598	(1,895)	9,132	6,465	(479)
Zhejiang Lingshang Cultural Creative Co., LTD.	Business operation	Amount due from related parties	—	—	904	282	513	—	(904)	(282)	393
Sewing Time Trading (Shenzhen) Co. LTD.	Business operation	Amount due from related parties	—	—	190	524	123	—	(190)	(524)	67
Tonghua Lvjian Agricultural Technology Development Co. LTD.	Business operation	Amount due from related parties	—	—	270	270	270	—	(270)	(270)	—
Zhejiang Weicheng Information Technology Co. LTD.	Business operation	Amount due from related parties	4,606	796	300	300	—	3,810	496	496	300
Tailong Zheng	Staff petty cash	Amount due from related parties	—	—	629	84	617	—	(629)	(84)	12
Genshui Bao	Staff petty cash	Amount due from related parties	—	—	420	420	420	—	(420)	(420)	—
Xinzu Gong	Staff petty cash	Amount due from related parties	—	—	110	—	—	—	(110)	—	110
Lei Xu	Staff petty cash	Amount due from related parties	—	—	101	198	—	—	(101)	(198)	101
Lei Xin	Staff petty cash	Amount due from related parties	—	—	20	2	—	—	(20)	(2)	20
Feng Luo	Staff petty cash	Amount due from related parties	—	—	4	—	—	—	(4)	—	4
Xiaoyan Tong	Staff petty cash	Amount due from related parties	—	—	3	48	48	—	(3)	(48)	(45)
Lilian Liu	Staff petty cash	Amount due from related parties	—	25	—	10	—	(25)	25	15	—
Zhongguang International Advertising Creative Industry Base Development Co., LTD.	Business operation	Amount due from related parties	—	—	—	—	35	—	—	—	(35)
Zhongguang International Advertising Creative Industry Base Development Co., LTD.	Rental deposits	Amount due from related parties	—	—	—	218	218	—	—	(218)	(218)
Hangzhou Netwide Network Technology Co. LTD.	Business operation	Amount due from related parties	—	—	—	38	—	—	—	(38)	—
Mengyong Song	Staff reimbursement payable	Amount due from related parties	—	—	—	50	—	—	—	(50)	—
Shanghai Jiading Industrial Zone Industrial Housing Development Co., LTD.	Rental deposits	Amount due from related parties	—	—	—	136	83	—	—	(136)	(83)
Huangshan Huizhou Romantic Red Culture Tourism Group Co., LTD.	Business operation	Amount due from related parties	—	—	—	—	50	—	—	—	(50)
Hangzhou Nerdy Bear Technology Co. LTD.	Business operation	Amount due from related parties	—	—	—	—	110	—	—	—	(110)

Operating activities—Amount due from related parties			13,314	13,121	3,421	12,040	3,899	193	9,700	1,081	(476)
Hangzhou Youxing Technology Co., LTD.	Business operation	Amount due to related parties	—	—	—	(669)	—	—	—	669	—
Hangzhou Find Fun Creative Culture Co. LTD.	Business operation	Amount due to related parties	—	—	(300)	(225)	(525)	—	300	225	225
Hangzhou Tianyi Electronic Commerce Co. LTD.	Business operation	Amount due to related parties	(200)	(200)	—	—	—	—	(200)	(200)	—
Hangzhou Netwide Network Technology Co. LTD.	Business operation	Amount due to related parties	(300)	(450)	—	—	—	150	(450)	(450)	—
Qingdao Songshe Network Technology Co., LTD.	Business operation	Amount due to related parties	—	—	—	(377)	—	—	—	377	—
Shanghai Huiji Network Technology Co., LTD.	Business operation	Amount due to related parties	—	—	—	(429)	—	—	—	429	—
Wenying Cong	Staff reimbursement payable	Amount due to related parties	—	—	(297)	(317)	(464)	—	297	317	167
Tang Weiguo	Staff reimbursement payable	Amount due to related parties	—	—	(57)	—	—	—	57	—	(57)
Genshui Bao	Staff reimbursement payable	Amount due to related parties	—	—	—	—	—	—	—	—	—
Mengyong Song	Staff reimbursement payable	Amount due to related parties	—	—	—	—	(21)	—	—	—	21

Operating activities—Amount due to related parties			(500)	(650)	(654)	(2,017)	(1,010)	150	4	1,367	356
Lilian Liu	Equity acquisition consideration	Amount due to related parties	—	(7,000)	—	—	—	—	(7,000)	(7,000)	—
Yu Jiang	Equity acquisition consideration	Amount due to related parties	—	(868)	—	—	—	—	(868)	(868)	—
Genshui Bao	Equity acquisition consideration	Amount due to related parties	—	(22,532)	—	—	—	—	(22,532)	(22,532)	—

Investing activities			—	(30,400)	—	—	—	—	(30,400)	(30,400)	—
Genshui Bao	Loan	Amount due to related parties	—	(3,718)	—	1,867	—	3,719	(3,718)	(5,585)	—
Yu Jiang	Loan	Amount due from related parties	—	—	3,390	—	—	—	(3,390)	—	3,390
Tianhang Xiao	Loan	Amount due from related parties	395	34,895	5,403	—	2,527	(34,500)	29,491	34,896	2,876
Tianhang Xiao	Loan	Amount due to related parties	—	—	—	(3,579)	—	—	—	3,579	—
Xi’an Saixinghang Enterprise Management Partnership LP.	Loan	Amount due from related parties	—	—	750	750	750	—	(750)	(750)	—
Congcong Wei	Loan	Amount due from related parties	—	1,200	550	1,550	1,000	(1,200)	650	(350)	(450)
Qingdao Songshe Network Technology Co., LTD.	Loan	Amount due from related parties	—	—	270	850	—	—	(270)	(850)	270
Zhejiang Lingshang Cultural Creative Co., LTD.	Loan	Amount due from related parties	—	—	250	—	250	—	(250)	—	—
Shanghai Qishu Business Management Partnership LP.	Loan	Amount due from related parties	—	—	139	—	139	—	(139)	—	—
Beijing Pinte Visual Culture Media Co. LTD.	Loan	Amount due from related parties	—	100	100	100	100	(100)	—	—	—
Shenzhen Zhuoya Network Media Co. LTD.	loan	Amount due from related parties	—	450	315	495	—	(450)	135	(45)	315
Shanghai Huiji Network Technology Co., LTD.	loan	Amount due from related parties	—	—	303	—	368	—	(303)	—	(65)
Shanghai Er’shang Culture Communication Co., LTD.	loan	Amount due from related parties	—	—	300	300	—	—	(300)	(300)	300
Shanghai Huihui Hanghang Management Consulting Co., LTD.	Loan	Amount due from related parties	—	—	27	—	27	—	(27)	—	—
Hangzhou Meihangxiujue Technology Co., LTD.	Loan	Amount due from related parties	—	—	19	1	—	—	(19)	(1)	19
Zhoushan Youtai Investment Partnership LP.	Loan	Amount due from related parties	14,162	14,162	—	—	—	—	14,162	14,162	—
Pingxiang Youxu Business Management Partnership (Limited Partnership)	Loan	Amount due from related parties	—	2,250	—	—	—	(2,250)	2,250	2,250	—
Longtian Zhou	Loan	Amount due from related parties	1,000	1,000	—	—	—	—	1,000	1,000	—
Xinzu Gong	Loan	Amount due to related parties	—	—	—	—	(303)	—	—	—	303
Hangzhou Saixinghang Technology Co., LTD.	Loan	Amount due from related parties	—	—	—	—	1,110	—	—	—	(1,110)
Zhejiang Jupei Culture and Travel Technology Co., LTD.	Loan	Amount due from related parties	—	—	—	—	2,289	—	—	—	(2,289)

Financing activities			15,557	50,339	11,816	2,334	8,257	(34,781)	38,522	48,006	3,559

Total			28,371	32,410	14,583	12,357	11,146	(34,438)	17,826	20,054	3,439

Balance sheet account
Amount due from related parties			28,871	67,178	15,237	16,086	12,459
Amount due to related parties			(1,000)	(34,768)	(654)	(3,729)	(1,313)

Total related parties balance, net			27,871	32,410	14,583	12,357	11,146